Exhibit 99.4

P R E S S  R E L E A S E

For immediate release	27 October 2003

Cadbury Schweppes 2003 Investor Seminar

Cadbury Schweppes is holding an investor seminar in London on 27th October and in New York on 28th October to review the Group’s strategy, goals and priorities for the period 2004-2007.

Presentations will be given by CEO Todd Stitzer, CFO David Kappler and the five Presidents responsible for the company’s five operating regions: Americas Beverages; Americas Confectionery; Europe, Middle East and Africa; Europe Beverages; and Asia Pacific.

Strategy

Over the last 20 years, Cadbury Schweppes has evolved from a Commonwealth focused food and beverage business into a leading international confectionery and beverages group. Through an active programme of acquisitions and disposals over that period we have created a powerful portfolio of leading regional and local brands in our chosen markets.

The acquisition of Adams in March 2003 transformed our confectionery business, significantly expanding our geographic coverage and extending our participation in the faster growing gum and medicated sectors of the confectionery market. As a result, we now participate strongly across the entire confectionery category with long established brand franchises and powerful distribution networks. We are present in most of the world’s key confectionery markets and hold the number one or number two position in around half of the world’s 50 largest confectionery markets.

In beverages, we have focused on those regions where we have critical mass, while at the same time broadened our participation into the faster growing non-carbonated category through acquisition.

As a consequence of the number of acquisitions we have made in recent years, we have a complex organisational structure for a business of our size and a disproportionate cost base.

In February of this year, we made significant changes to our organisational structure with the aim of putting the next generation of management in place and simplifying and de-layering the business. We consolidated nine operating units to five and separated the management of our commercial activities from the supply chain.

Our focus for the next four years will be on:
•	Increasing margins by leveraging our new organisational structure to reduce costs; and
•	Driving growth by exploiting our broad portfolio of strong regional and local brands and route to market capabilities

Goals

Cadbury Schweppes remains committed to its Managing for Value programme in pursuit of superior shareowner returns.

We have put in place ambitious cost reduction and growth initiatives to enable us to achieve these goals – “Fuel for Growth” and “Smart Variety” respectively.

Our “Fuel for Growth” initiative seeks a reduction in direct and indirect costs, excluding marketing, of £400 million a year by 2007. Fuel for Growth is likely to see the number of factories and employees around the world falling by an estimated 20% and 10% respectively. The group currently has 133 factories and around 55,000 employees.

We estimate that the incremental investment required to deliver these savings will be £900 million over the 2004 – 2007 period split broadly equally between restructuring and capital spend. This investment is in addition to our ongoing maintenance capital spend requirements of around 3% of sales.

Up to one-third of the benefits from “Fuel for Growth” will be reinvested in our “Smart Variety” programme, with the aim of accelerating sales growth through increased spend on marketing and innovation.

“Smart Variety” is a commercial discipline which allows us to leverage the combination of our broad category participation, enlarged geographic presence and strong routes to market. This is particularly potent in our confectionery business but also has application in our beverages operations.

As a result of our Fuel for Growth and Smart Variety initiatives, the company expects to achieve the following over the 2004 – 2007 period:
•	50 to 75 basis points increase in underlying operating profit margins every year
•	Net sales value growth of between 3% and 5% every year
•	Free cash flow totalling £1.5bn over the period

Adams

We acquired Adams in March 2003. During the first seven months of our ownership we have focused on:
•	Stabilising the gum business in the two important markets of the US and Canada: the last few months have seen our gum share in both markets stabilise following the launch of new products such as Dentyne Ice and the relaunch of Trident White
•	Continuing to drive growth in the important gum markets of Latin America and the Far East: our businesses in Mexico, Japan and Thailand are performing strongly
•	Building further on Hall’s strong brand franchise and growth opportunities around the world: in the US Hall’s has recorded the 66th successive period of market share growth
•	Aggressively integrating the business: we have completed the integration in a number of countries including the UK, India, Spain and Argentina ahead of schedule and have announced the closure of three manufacturing facilities.

We are pleased to report as a result that performance year to date is in line with the acquisition case and we remain confident of the value creation potential of the acquisition.

2003 Trading

We confirm that in line with the statements we made at the interim results and on 19th September, we expect full year performance to be broadly similar to the first half.

Conclusion

In summary, CEO Todd Stitzer said: “In recent years Cadbury Schweppes has strengthened its business significantly through acquisition. Nobody else has our combination of portfolio reach, range and route to market. It’s now time to focus on exploiting their full potential. Our ambitious “Fuel for Growth” cost reduction programme will provide the funds to increase our investment in marketing and innovation to drive our top line growth. I am confident that in creating a stronger platform for sustained growth, we will progressively deliver superior business performance and thereby superior shareowner returns.”

Ends

For further information:

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com
Bond and Equity Enquiries	020-7830-5095
Sally Jones
Marie Wall
Mary Jackets
Media Enquiries	020-7409 1313
Dora McCabe
Sarah Pelling
The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

An audio webcast of Todd Stitzer’s keynote speech will be available at www.cadburyschweppes.com live at 08:00 a.m. It will be available on archive from midday onwards.

High-resolution photographs are available to the media free of charge at www.newscast.co.uk +44 (0)20 7608 1000 or via the image library on our website.

Safe Harbor Statement

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This presentation should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Note to editors:

Cadbury Schweppes is a major global company which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in over 200 countries across the world. The group employs around 55,000 people and is a leading world-wide confectionery company. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company.